UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Hercules Clean Technology Capital, Inc.

Address of Principal Business Office:	400 Hamilton Avenue, Suite 310 Palo Alto, CA 94301

Telephone Number:	(650) 289-3060

Name and Address of Agent For Service of Process:	Manuel A. Henriquez Chief Executive Officer Hercules Clean Technology Capital, Inc. 400 Hamilton Avenue, Suite 310 Palo Alto, CA 94301

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Palo Alto and the State of California on the 14th day of June, 2011.

HERCULES CLEAN TECHNOLOGY CAPITAL, INC.

By:	/S/ MANUEL A. HENRIQUEZ
Name:	Manuel A. Henriquez
Title:	Chief Executive Officer

Attest:	/S/ H. SCOTT HARVEY
Name:	H. Scott Harvey
Title:	Chief Compliance Officer